Exhibit 99.1

Virax Biolabs Forges Strategic Research Collaboration with University of Manchester and the Northern Care Alliance Foundation Trust to Enhance Understanding of Immune Responses in COVID Patients

LONDON, Dec. 21, 2023 /PRNewswire/ -- Virax Biolabs Group Limited (NASDAQ: VRAX) ("Virax" or the "Company"), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, today announced a strategic collaboration with the University of Manchester and the Northern Care Alliance Foundation Trust, who have a track record in working together to deliver translational immunology research for respiratory viral infections. This collaboration aims to apply the ViraxImmune IVD platform to broaden the understanding of T-Cell immune response in COVID patients in the ImRESP (Immunology of Respiratory Conditions) study.

As part of the ImRESP clinical study, the ViraxImmune T-Cell assay will be assessed in respiratory disease patients where the role of memory T-cell driven immunity will be evaluated. Furthermore, within the ImRESP clinical study, the T-cell assay will be assessed in a distinct cohort of patients experiencing Long COVID symptoms. This segment of the study will involve the longitudinal assessment of samples, aiming to discern specific phenotypic T-cell profiles associated with these individuals.

"Our valued research collaboration with University of Manchester is instrumental in generating impactful data on T-cell-driven immunity's role in symptoms linked to T-cell exhaustion and chronic inflammation following post-viral exposure”, said James Foster, CEO at Virax Biolabs, “The data generated as part of this collaboration will be used in the ongoing development of our In Vitro Diagnostic (IVD) test for Long COVID to help with the early detection and treatment management of these individuals”.

“Disordered inflammation is likely to be central issue for many people diagnosed with long COVID. This study will help to identify and characterize this subset of patients which is the first step towards rationalizing future therapies,” said Dr Sean Knight, Chief Investigator for the ImRESP study.

This collaboration underscores Virax Biolabs' commitment to advancing diagnostic capabilities and understanding immune responses, particularly in post-viral syndromes and conditions associated with chronic inflammation. The collaboration with the University of Manchester represents a significant step toward developing innovative solutions for diagnosing and managing post-viral syndromes.

ImRESP is an observational study sponsored by the Northern Care Alliance Foundation Trust in the UK and has been designed to evaluate the long term effects of respiratory infections on the immune system in many different contexts including long COVID and progression of chronic lung disease.

About Virax Biolabs Group Limited.

Founded in 2013, Virax Biolabs Group Limited is an innovative biotech company focused on the detection of immune responses to and diagnosis of viral diseases. In addition to distributing an array of in-vitro diagnostic test kits, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
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adanna.alexander@russopartnersllc.com